Ritchie Bros. Auctioneers Incorporated 6500 River Road, Richmond, BC, Canada V6X 4G5

Tel: 604-273-7564 • Fax: 604-273-2405
June 25, 2007
VIA EDGAR
Mr. Daniel L. Gordon
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 4561
450 Fifth Street, N.W.
Washington, D.C. 20549
Dear Mr. Gordon:

Re:	Ritchie Bros. Auctioneers Incorporated Form 40-F for the year ended December 31, 2006 Filed 2/22/07 File No. 001-13425
This letter is written in response to the additional comments included in your letter dated June 12, 2007 regarding our Form 40-F filing referenced above. We have included your original comments in bold text below for your convenience. References in this letter to “we”, “our” or “us” are to Ritchie Bros. Auctioneers Incorporated and its subsidiaries.
1)	We have reviewed your response to comment 2. As noted in paragraph 20 of EITF 99-19, voluntary disclosure of gross transaction volumes is permissible, provided that the amounts are not characterized as revenues or sales. Any reference to gross transaction volumes as revenues or sales should be removed from future filings. We continue to believe that this measure is a non-GAAP financial measure and would be subject to Regulation G but would not be reconcilable due to the fact that the reconciling item (third party revenues) is not derived from your financial statements. This would require you to remove the measure but we will allow it as long as you refer to the measure as something other than revenues or sales as noted above (i.e. gross transaction volumes).

We will remove from future filings any reference to gross transaction volumes as gross auction sales and will instead call them gross auction proceeds, or a similar description.

2)	We note your response to comment 3. Please confirm to us that you will present incidental interest income within the other income (expense) section of your Statement of Operations in all future filings, including periods commencing prior to January 1, 2008.

Mr. Daniel L. Gordon
June 25, 2007

As discussed telephonically with the Staff, we confirm that incidental interest income represented less than 2% of auction revenues and less than 5% of earnings from operations for the period ended March 31, 2007. Because this amount is not considered material, and will not impact investors’ valuation decisions about our stock, which are based mainly on earnings per share, we would respectfully propose to adopt this change effective January 1, 2008. This will ensure comparability between periods and will help to avoid the confusion for our investors and other users of our financial statements that may result from a mid-year change. Changing the classification at the start of 2008 will allow us to provide full year guidance to the investment community, preserve comparability between periods and avoid confusion.

3)	We note your response to comment 5. It appears that you have general inventory risk on auction items you purchase from sellers, even if it is for a short period of time. Specifically, you take title to the product before it is ordered (i.e. purchased at auction) by the end customer. You note in your response that you do not hold inventory from auction to auction and equipment is acquired for a specific auction and sold at that auction. Please tell us what your risk is related to items that you are not able to sell at a particular auction. Also, clarify your risk of inventory that is damaged while in your possession. If you are able to always sell 100% of the items please explain how this occurs.

One unique characteristic of all of our auctions is that they are truly “unreserved”, meaning there are no minimum or reserve prices on anything we sell, and every item sells to the highest bidder on sale day regardless of the price. As a result, we always sell 100% of the items in our auctions, regardless of whether they are inventory or straight commission items (and there is no distinction at the auction between the various contracts—all items sell in the same manner and buyers do not know what type of contract we have signed with the seller). This certainty of sale is one of our competitive advantages and something to which we are committed.

Our exposure to potential inventory damage is very low—historically, it is rare that any damage has occurred in our possession. In addition, we have security patrols at our auction facilities and we carry adequate insurance, both of which further mitigate the already negligible risk. Because we sell all items at our auctions on an “as-is, where-is” basis and provide no warranties or guarantees of condition to our buyers, any potential damage to inventory or other items would not affect our ability to sell. If an inventory item was damaged while in our possession, it would still be sold—people travel from around the world to attend our auctions, and last minute deletions would damage our reputation.

Our exposure to inventory risk is further reduced by the fact that the value of items we sell tends not to be volatile or to change significantly over the short time period

Mr. Daniel L. Gordon
June 25, 2007

that we hold these items. We sell income-producing assets, and not commodity-type items, and therefore, the risk of a decline in value for an inventory item is low.

As discussed in our prior response letter, our assessment of reporting net gains or losses on the auction of inventory on a net basis was based on a balanced consideration of all of the criteria detailed in EITF 99-19, as follows:
•	Is the company the primary obligor in the arrangement? Our role as the primary obligor in the arrangement is limited.

•	Does the company have general inventory risk? We have negligible general inventory risk.

•	Does the company have latitude in establishing price? We have no latitude in establishing sale prices of inventory items.

•	Does the company change the product or perform part of the service? “Make-ready” work is performed but its value is not significant and it is more in the context of “packaging” the equipment for sale.

•	Does the company have discretion in supplier selection? We do not purchase assets “ordered” by customers so do not have suppliers discretion.

•	Is the company involved in the determination of product or service specifications? We do not determine product specifications.

•	Does the company have physical loss inventory risk? Our physical loss inventory risk is minimal

•	Does the company have credit risk? We have little or no credit risk.
Based on the fact that most of these indicators support reporting gains or losses on inventory sales on a net basis, and none provide strong evidence for gross basis recording, we believe that our treatment is appropriate.
Please contact me if you have any additional questions after reviewing our responses to your additional comments.
Sincerely,
/s/ Robert S. Armstrong
Robert S. Armstrong
Vice-President Finance, Chief Financial
Officer and Corporate Secretary
Phone: (604) 273-2101